Kurt R. Junge

PROFESSIONAL EMPLOYMENT

2015 - Present   **POINTERTOP, INC**
Founding advisor and board member of an innovative SaaS platform company focused on Remote Sales and Service
- Helped with the initial technical specifications, design, and sourcing for the company's patented flagship SaaS (Software-as-a-Service) platform
- Responsible for selection of CTO and programming team.

2010 - 2017   **TELEXA INC.**
Co-founder and CTO of an international telecommunications retail services company, in charge of planning, budgeting, and execution of firm's technology assets and corporate systems.
- Responsible for network design and implementation of a SaaS point-of-sale system sold to retailers, as well as its technical support operations.
- Responsible for software maintenance and updating complete international network including LANs and corporate WAN

2005 - 2010   **FRONTERA COMMUNICATIONS, INC.**
CTO of a chain of 24 wireless stores distributed across four states

1999 - 2002   **TECHNOLOGY CONSULTANT**
Consultant to Motorola in market analysis and product development of land navigation technologies

1994 - 1999   **LIIKKUVA SYSTEMS INTERNATIONAL, INC.**
Founder and CEO of a leading-edge software company that developed and sold first-of-its-kind land-navigation applications that integrated vector maps and GPS technologies
- Expanded into the Intelligent Transportation System concept for real-time traffic incident reporting and cellular communications for vehicle security systems integration
- Formed development and marketing alliances with Intel (Connected Car PC), NCR (kiosk-to-thin-client travel data interface), Motorola (iRadio navigation software development) and ComRoad AG of Munich Germany (PDA/Internet server telematics interface)
- Successful exit to Motorola in 1999

1987 - 1994   **JUNGE, GAFFEY and ASSOCIATES, INC.**
Co-founder, CTO, and Vice President of a software company providing SaaS electronic billing systems to major hospitals in USA.
- Designed, programmed, and implemented a screen-form design package that eliminated the need to program data input screen forms.
- Instrumental in changing company revenue generation from sporadic software sales to consistent SaaS contracts

1969 -1972   **US ARMY.**
Officer in field artillery in Germany. Honorably discharged at end of assignment.

EDUCATION
1974-1985   **University of the Andes, Bogota, Colombia**
- Executive MBA: courses specialized in marketing, production, finance, and general management.

1964-1969   **University of California, Berkeley**
B.S. Business Administration - Operations Research